April 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny, Special Counsel

Re:	Hyperion Therapeutics, Inc.
Schedule 14D-9 filed April 9, 2015
SEC File No. 005-86934

Dear Mr. Duchovny:

This letter responds to the letter, dated April 20, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule 14D-9 (the “Schedule 14D-9”) filed by Hyperion Therapeutics, Inc. (the “Company”) on April 9, 2015. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Schedule 14D-9 (the “Amendment”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amendment marked against the Schedule 14D-9 reflecting the changes proposed to address the Staff’s comments.

Arrangements with Current Executive Officers and Directors of the Company, page 5

1.	We note in the subsection captioned “Employment Agreements” your use of terms defined in an separate document. Revise your disclosure to include the definition of those terms in this document.

Response: In response to the Staff’s comment, the disclosure has been revised on page 1 of the Amendment to include definitions of the terms in the Employment Agreements.

2.	Please tell us what consideration you have given to providing a table quantifying all of the benefits and compensation payable to your executive officers upon termination of their employment or a change of control under the severance agreements.

Response: We respectfully submit that the requested disclosure is set forth in Items 3 and 8.

*****

Closing

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey Farrow
Jeffrey Farrow
Chief Executive Officer

cc:	Michael J. Kennedy, Shearman & Sterling LLP
Steve L. Camahort, Shearman & Sterling LLP
Dana C.F. Kromm, Shearman & Sterling LLP